Exhibit 14
Dean Foods Code of Ethics 2515 McKinney Avenue Suite 1200 Dallas, Texas 75201 Telephone: (214) 303-3400 Facsimile: (214) 303-3499 www.deanfoods.com

Dean Foods Code of Ethics

TABLE OF CONTENTS

Letter From The Chairman	2

Your Individual Responsibilities	3

Our Responsibility To Our Consumers

Products Of The Highest Quality	4

Our Responsibility To The Communities In Which We Operate

Protection Of Our Environment	4

Our Responsibilities To Our Shareholders

Accounting And Other Recordkeeping	5

Compliance With Laws	6

Antitrust Compliance	6

Document Retention	7

Government Contracts/Gifts To Government Employees	7

International Business	8

Political Contributions	9

Securities Trades	9

Conflicts Of Interest	11

Disclosure Of Information About Our Company	12

Protection Of Company Assets	12

Our Responsibilities To Each Other

Drug-Free Workplace	13

Equal Opportunity	13

Harassment	13

Privacy	15

Retaliation	15

Safety	15

Violence In The Workplace	15

How To Report A Violation Of This Code Of Ethics

Reporting An Accounting Problem Or Violation Of Law	16

Reporting Other Violations Of This Code Of Ethics	17

Contact Information	18

Certification	19

FROM THE CHAIRMAN
At Dean Foods Company, we have always regarded our integrity as one of our most important assets. Our reputation for consistent ethical and honest behavior has been an important contributor to the success we have enjoyed so far — and maintaining that reputation will be critical to the accomplishment of our future goals.
This Code of Ethics is intended to inform all directors, officers and employees of Dean Foods Company and its subsidiaries of their ethical obligations to our company. As you read this document, you will see that we have set a very high standard of conduct. Adherence to the standards contained in this Code of Ethics is critical to our future success.
We are all expected to comply with this Code of Ethics at all times. A lone violation of this Code of Ethics by a single individual could have devastating consequences for our consumers, our shareholders, our company and on the livelihoods of all of us. We cannot afford even the appearance of improper behavior.
I ask you to read the entire Code of Ethics and sign the acknowledgment form (on the last page of this booklet) confirming that you have read and understood the Code of Ethics. I will regularly ask you to re-read the Code and sign a new acknowledgment form.
Thank you for your role in maintaining our position as a leader in the marketplace and in making us a leader in ethical business practices.
Sincerely,

Gregg L. Engles
Chairman of the Board and Chief Executive Officer
Dean Foods Company
June 2003
PAGE TWO

YOUR INDIVIDUAL RESPONSIBILITIES
As a manufacturer of food products, integrity means everything to us. Without a reputation for integrity, we would fail on store shelves. We expect all employees, officers and directors of Dean Foods Company and its subsidiaries to have an unwavering commitment to honest, ethical behavior and at all times to:
•	Act with integrity and honesty, and

•	Obey all laws and regulations applicable to our business.
Strict compliance with this Code of Ethics is mandatory for all employees, officers and directors of Dean Foods Company and its subsidiaries — and it is essential to our continued success.
You are responsible for your own conduct in complying with this Code of Ethics. No one has the authority or right to order or request you to violate this Code of Ethics. In fact, any attempt (successful or not) by any person to influence another person to violate this Code of Ethics is itself a violation of this Code of Ethics. No one will be excused for violating this Code of Ethics for any reason, even at the request of another person.
If you are a supervisor or manager, it is your responsibility to ensure that your employees understand and comply with this Code of Ethics at all times.
If you are asked by your supervisor, our legal department or a member of our Board of Directors to cooperate with an investigation being conducted in connection with an actual or suspected violation of this Code of Ethics or the law, regardless of whether it is an internal investigation being conducted by our company or an investigation being conducted by a governmental agency, we require that you fully cooperate. Failure to cooperate will be deemed to be a violation of this Code of Ethics.
Finally, you are responsible for promptly reporting any known or suspected violations of this Code of Ethics according to the reporting procedures contained on pages 16-18 of this Code of Ethics. Failure to report a known violation of this Code of Ethics is itself a violation of this Code of Ethics and will be treated in the same manner as any other violation of this Code of Ethics.
If you are ever in doubt about whether any action violates this Code of Ethics, consult your supervisor, your plant manager or the Dean Foods Code of Ethics hotline. You will find information about how to contact the Dean Foods Code of Ethics hotline on page 18 of this booklet.
“if you were to choose one word to describe our products, it would be wholesome. So, it is important that we always convey the wholesomeness, freshness & purity that go along with the products we sell.”
GREGG ENGLES
Chairman of the Board & Chief Executive Officer Dean Foods Company
PAGE THREE

OUR RESPONSIBILITY TO OUR CONSUMERS
Products of the Highest Quality
Nothing is more important than ensuring that our products are safe. Our goal is for our products to be of the highest quality possible. If you are in any way involved in the formulation, production, storage or transportation of our products, you must exercise the highest care. You must follow all plant rules for the handling of our products. Testing and inspections must conform to policy and be properly documented. Product advertising, packaging and labeling must be informative, accurate and in conformity with applicable law.
We follow FDA Good Manufacturing Practices Regulations and have adopted strict personal hygiene policies in all of our plants. When in our plants, you must adhere to these regulations and policies at all times.
“if you believe in unlimited quality and act in all your business dealings with total integrity, the rest will take care of itself.”
FRANK PERDUE
OUR RESPONSIBILITY TO THE COMMUNITIES IN WHICH WE OPERATE
Protection of Our Environment
We are committed to protecting and respecting our environment. As a manufacturer and distributor of food products, our use of hazardous materials is unavoidable. It is our policy to fully comply with all environmental laws, at a minimum. Hazardous materials must be stored properly to ensure that contact with the environment is minimized and is limited to established and accepted circumstances. All generated wastes must be stored as required by law and must be recycled or disposed of at facilities approved by both our company and the government.
We require you to always provide truthful and accurate information to all government authorities regarding all environmental matters.
Finally, we encourage you to look for opportunities to improve our environmental performance.
“wisdom is knowing what to do next; virtue is doing it.”
DAVID STAR JORDAN
PAGE FOUR

OUR RESPONSIBILITIES TO OUR SHAREHOLDERS
Accounting & Other Recordkeeping
Our policy is to maintain accurate and complete company records at all times. If you are a record keeper of any kind, you must never misrepresent facts or falsify records.
If you are involved in any way in the preparation of our financial statements, you must ensure that all financial transactions are recorded in accordance with generally accepted accounting principles and you must comply with our established system of internal controls at all times. We have established accounting policies and procedures that are accessible to all employees involved in the preparation of our financial statements. All such employees must comply with those policies and procedures at all times. We are committed to providing our investors with accurate, complete and transparent financial information and all employees involved in recording our financial transactions are expected always to act in accordance with that objective. No accounting entry should ever be made that disguises the true nature of any transaction. All information provided to auditors, both internal and external, must be complete and accurate and we require that you cooperate fully with our auditors in providing them any information they may request. Any confirmation requests received from the auditors of any of our customers or vendors must be forwarded to the appropriate accounting personnel. For more information about where to forward audit confirmation requests from our business partners, see page 18 of this booklet. If you are an accounting employee responsible for responding to audit confirmations from our business partners, you must always ensure that our responses are accurate and complete.
“the price of greatness is responsibility.”
SIR WINSTON CHURCHILL
From time to time, we enter into written agreements with suppliers, vendors and other business partners. In order to ensure that our financial statements accurately reflect our business agreements, all written agreements must always fully and accurately reflect the terms of the business arrangement. You must never enter into or issue any “side letter” or make any representation that is inconsistent with the actual business arrangement. You must never knowingly take any action intended to allow one of our business partners to improperly characterize or account for a business transaction.
In our manufacturing operations, we maintain many types of important records in addition to financial records, such as service reports, production and maintenance logs, safety records, laboratory reports, shipping and receiving records and reports prepared for governmental agencies. Also, many employees submit time records or written expense reports. All such records must always be prepared in an accurate, honest and timely manner.
PAGE FIVE

Compliance with Laws
It is our policy to fully comply with all laws applicable to our business. We expect you to be informed about the laws that are applicable to your role in our organization. You must never knowingly take any action that violates the law or that would enable another person or entity (such as a customer or supplier) to violate the law. Remember that violations of law can carry substantial criminal and civil penalties for both our company and for the individual(s) who caused or allowed such violation.
Antitrust Compliance — Many routine business activities can present issues and challenges under the antitrust laws. If you are involved in establishing our prices or terms of sale, bidding for contracts, or dealing with customers, distributors or suppliers, you are expected to be familiar with the antitrust laws applicable to our business and you will receive special antitrust compliance training. Understanding and complying with the antitrust laws is essential to our continued success. At a minimum, no one should ever:
•	Make any agreement with a competitor regarding pricing, pricing practices, bids, bidding practices, terms of sale or marketing practices,

•	Agree with a competitor to coordinate or allocate bids,

•	Divide customers, markets or territories with a competitor,

•	Agree with a competitor not to deal with another company,

•	Attempt to control a customer’s resale price,

•	Discriminate unfairly between customers regarding price or other terms,

•	Force a customer to buy one product in order to get another product, or

•	Engage in any other unfair methods of competition or deceptive acts or practices.
“always do right, this will gratify some people and astonish the rest.”
MARK TWAIN
Under the antitrust laws, a prohibited agreement with a competitor or customer does not have to be a written contract or even involve an express commitment. A “nod and wink,” a tacit “understanding” or even a silent approval may be sufficient. Since we operate in a highly competitive environment in which prices may be very similar among competitors, it is important to avoid even the appearance of an illegal agreement. Therefore, it is our policy that (unless it has been approved by our legal department) you may not discuss with any competitor any sensitive subject such as customer prices, bids or bidding practices, costs, production levels, selling strategies, terms or conditions of sale, market shares, territories or customer lists. If during a trade association meeting, for example, a discussion begins regarding prohibited subjects, you must not participate in the discussion, leave the meeting if necessary and promptly report the incident to our legal department. Similarly, you must never send or receive any information of a type described above directly to or from a competitor.
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Document Retention — Certain documents and other records pertaining to our business must be maintained for specific periods of time for possible review by regulatory authorities. We have established a comprehensive Document Retention Policy that prescribes the period of time that all of our business records must be maintained, and outlines the required procedures for discarding our business records. You are expected to be familiar with, and to at all times comply with, our Document Retention Policy as it relates to the types of records that you deal with.
In addition, from time to time we receive requests for information from government agencies or other third parties for documents related to our business. Once we have received such a request (or become aware that we are going to receive such a request), we are often prohibited by law from destroying any document that would be responsive to that request. If you are advised that we have received any such document request, you must not destroy any requested or related documents until you have been advised by our legal department that you are permitted to do so.
“no legacy is as rich as honesty.”
WILLIAM SHAKESPEARE
Government Contracts/Gifts to Government Employees — In business dealings involving direct or indirect sales to any federal, state or local governmental or quasi-governmental entity, whether or not financed with appropriated funds, our policy is to fully and strictly comply with all applicable laws, regulations and contract provisions, and be completely truthful in making all certifications and representations called for by government procurement documents and in all dealings with government employees.
In connection with government contracting, we may not:
•	Lobby government agencies for contract awards using any appropriated funds received from the government,

•	Pay contingent fees for contract awards except as authorized by law to bona fide employees or to a bona fide established commercial or selling agency,

•	Solicit or obtain from any federal agency or from any other source, a competitor’s bid or proposal information or an agency’s source selection information prior to the award of the agency procurement contract to which the information relates,

•	Subcontract for supplies or services of $25,000 or more, which will be used in connection with our performance of a federal procurement or nonprocurement contract, with any firm or individual that is debarred, proposed for debarment, suspended or otherwise ineligible for participation in any federal procurement or nonprocurement transaction, unless there is a compelling reason to do so and with an explanation thereof to the government contracting officer, or

•	Falsify any document relating to the award or performance of or payment under, any government contract or subcontract.
PAGE SEVEN

“ability may get you to the top, but it takes character to keep you there.”
JOHN WOODEN
If you are involved with any aspect of a government contract, you must not take any action that would violate any of these requirements.
Also, federal, state and local government agencies have strict rules describing when government employees can and cannot accept entertainment, meals, transportation, gifts and other things of value from companies and people that they regulate or with whom they do business. In order to avoid any problem in this area, you must not give, or offer to give, to government personnel any items, service, entertainment, meal, gift or transportation regardless of value without first consulting our legal department. Of course, you may entertain relatives or personal friends employed by government agencies. It should be made clear, however, that such entertainment is social in nature and not related to business. No expenditures for such social entertainment are reimbursable by our company.
Our policy is not to hire as a “principal” any person who is currently debarred, proposed for debarment, suspended or otherwise declared ineligible to participate in the procurement or nonprocurement programs of any agency of the federal government or of any state government. Also, we will not hire as a “principal” any person who is the subject of criminal or civil charges by a government entity that he or she violated the laws relating to procurement or nonprocurement transactions with a governmental entity or violated federal or state antitrust laws relating to submission of offers or committed embezzlement, theft, forgery, bribery, falsification or destruction of records, the making of false statements, tax evasion or the receiving of stolen property. Also, we will not hire as a “principal” any person who has within the past three years been convicted of or had a civil judgment rendered against him or her for any of the conduct described in the previous sentence. For this purpose, a “principal” means an officer, director, a person having primary management or supervisory responsibilities, or a person who has substantial influence or control over procurement or nonprocurement transactions with a governmental entity. We must make reasonable inquiries as necessary of all prospective new employees regarding any present or proposed suspensions or debarments and any pending criminal or civil charges or criminal convictions or civil judgments of the type described above. We must also consult the GSA list of debarred and excluded individuals. Any current employee who is proposed for suspension or debarment or suspended from eligibility to participate in the procurement or nonprocurement programs of any agency of the federal government or any state government, or who becomes the subject of criminal or civil charges or who is convicted of or has a judgment rendered against him or her for criminal or civil charges of a type described above, will be excluded from acting as a “principal” until his or her eligibility has been determined and/or the criminal or civil charges have been resolved in a manner that would permit the person to act as a “principal.”
International Business — Our policy is to fully comply with the specific laws and regulations of all countries where we do business, and with all U.S. laws affecting international trade such as anti-boycott, trade sanction, export control and foreign corrupt practices laws. If you are involved in our international operations or sales to any customer in a foreign country, you:
PAGE EIGHT

•	Must report to our legal department any request you may receive to participate in a boycott,

•	Must never bribe, or appear to bribe, a foreign government official or agent, politician or political party to obtain or retain business, except that you may make so-called “facilitating payments” or “grease payments” in nominal amounts to low-level foreign government functionaries to obtain or expedite the performance of ministerial or legitimate customary duties, such as mail delivery, security and customs clearance where the practice is usual and customary in that country and not prohibited by law, and you must accurately report all amounts spent on any of these approved expenditures, and
•	Must take steps to ensure that we do not sell any of our products to any customer in a sanctioned country.
“you must be the change you wish to see in the world.”
MAHATMA GHANDI
Political Contributions — Federal law prohibits companies from making contributions to any political candidate, campaign committee or other organization in connection with any federal election. A political campaign contribution can be in the form of money (i.e., cash or checks) or an in-kind contribution of property, goods or services. Certain state laws also prohibit companies from making contributions to any political candidate, campaign committee or other organization in connection with any state election. It is our policy to comply with these and all other laws regarding political contributions. You must never use any company facility or other resource in connection with campaign activity without prior confirmation of its legality from our legal department. You must never give, offer or promise anything of value as a bribe, gratuity or kickback to any U.S. federal, state or local public official. You are free, of course, to participate or contribute in or to any political campaigns as an individual, subject to the individual limitations under law.
Our company has established a political action committee (or “PAC”). Contributions to our PAC are voluntary and it is our policy that our PAC comply with all laws regarding the operation of political action committees.
If you interact with public officials on behalf of our company, you must always comply with all applicable laws including those regarding lobbying and consult our legal department when necessary.
Securities Trades — If you possess any material information about our company that we have not yet disseminated to the public, you must not:
•	Buy or sell our stock,

•	Pass such information on to anyone else (even to other employees, unless they have a business need to know), or

•	Engage in any other action to take advantage of that non-public material information.
PAGE NINE

“Material” information includes any information that an investor would consider important in deciding whether to buy or sell our stock. Either positive or negative information can be “material.” Examples of information that you might possess that would be considered to be “material” under the securities laws are:
•	Our quarterly or annual financial or operating results,

•	A significant acquisition or sale of assets or divestiture of a major subsidiary,

•	A pending or proposed merger or tender offer,

•	A significant change in management,

•	A significant new product or technology,

•	Declaration of a stock split or the offering of additional securities, or

•	A threatened or pending claim against, or investigation involving, our company (including product liability claims).
“our character is what we do when we think no one is looking.”
H. JACKSON BROWNE
These restrictions also apply to non-public material information that you may acquire about any other company during the course of your employment with our company. For example, if you become aware that we are going to acquire a public company, and news of the acquisition has not yet been publicly released, you must not buy or sell the stock of the company to be acquired, or pass on to anyone else information regarding the pending acquisition.
The restrictions of this policy also apply to your family members and others living in your household. You are responsible for the compliance of such persons with the securities laws.
Even the appearance of an improper transaction must be avoided. Accordingly, even if you believe that you do not possess non-public material information about our company, you should never make a recommendation to anyone to buy, sell or hold our stock. Further, anytime we issue a press release announcing a material event (such as our quarterly press release regarding our financial results) you must wait until the second business day after such release to buy or sell our stock. Officers, directors and certain key employees will be subject to occasional “black-out” periods during which no purchases or sales of our stock may be executed (with certain limited exceptions). If you are an officer or director, you must pre-clear any purchase or sale of our stock with our legal department in order to ensure that a trading “black-out” is not in effect.
PAGE TEN

“do not do what you would undo if caught."
LEAH ARENDT
Conflicts of Interest
You must always discharge your job responsibilities solely on the basis of the company’s best interests, independent of any personal considerations or relationships. Therefore, you must avoid any financial interest or other business relationship (such as with a competitor, supplier or customer of our company) that might interfere with your effective job performance or be adverse to the interests of our company, except for any investment in an insignificant amount of securities issued by a publicly-traded company or an investment or relationship that is approved as described below. It is our policy that you should avoid any financial or other business relationships that would create even the appearance of conflicting loyalties or interests.
In all dealings with vendors, you must never request or accept any payment or other significant things of value that would have the apparent or potential purpose or result of influencing your business decisions. Unless your supervisor otherwise approves in advance, you may not accept gifts or entertainment from vendors unless:
•	The gift or entertainment is of nominal value and in a form that it could not be construed as a bribe or payoff,

•	Giving and accepting the gift or entertainment is consistent with accepted ethical customs and practices, and

•	Disclosure of the gift or entertainment to our shareholders, the public and your fellow employees would not embarrass our company or you.
“character is much easier kept than recovered.”
THOMAS PAINE
If you have any interest or relationship with a supplier, competitor, customer or other entity that might appear to compromise your duty of loyalty to our company, to impair your ability to objectively act in the best interest of our company, or to pose any other sort of conflict of interest, you must bring it to our attention immediately. If you are an executive officer or director of Dean Foods Company, you must report the conflict or potential conflict to our legal department so that the conflict can be considered by the Governance Committee of our Board of Directors. If you are not an executive officer or director, you must report an actual or potential conflict of interest to your supervisor for consideration. Any such conflict or potential conflict will only be approved if it is determined that it will not materially impair your ability to perform your duties in the best interests of the company.
PAGE ELEVEN

Disclosure of Information About Our Company
Our policy is to comply with all applicable laws regarding disclosure of information about our company, including those that prohibit us from making “selective disclosures.” In order to ensure that all disclosures of company information (such as sales and earnings information and other developments of importance to investors, regulators and the general public) are complete, accurate and in full compliance with the law, it is our policy that all such disclosures will be made only through specifically authorized persons. Unless you have been specifically authorized to do so, you are strictly prohibited from discussing company affairs of the type described above with securities analysts, media representatives, government officials or other outsiders. Should any securities analyst, media representative, government official or other outsider request an interview with you or seek any company information from you of a type described above, whether or not confidential or proprietary, you should refer them to our Investor Relations Department or General Counsel. You will find information about how to contact our Investor Relations Department and General Counsel on page 18 of this booklet.
In order to avoid an inadvertent disclosure of confidential information about our company, you should avoid engaging in discussions about important company information in public places, unless such discussions are conducted in a manner that would prevent others from learning the confidential information.
If you have been authorized to make written or oral disclosures on behalf of our company, it is your responsibility to ensure that all such disclosures, including those contained in documents to be filed with the Securities and Exchange Commission, are complete, accurate, transparent, timely and in accordance with all applicable laws.
“integrity is what we do, what we say, and what we say we do.”
DON GALER
Protection of Company Assets
You are expected to use your best efforts to protect the value of our company assets, both tangible and intangible.
All equipment, supplies, software and other tangible assets used in our business must be treated with care. You are responsible for ensuring that all equipment issued to you is properly used, stored and maintained. Unauthorized use of company equipment, supplies, software or other assets (including any use that is in violation of this Code of Ethics) is prohibited. You must never make unauthorized copies of any company software or remove any company equipment or other assets from our premises without specific authorization.
Remember that our intangible assets are just as valuable as our tangible assets. You must maintain the confidentiality of non-public information about our company. Confidential information is any information of a confidential, proprietary or secret nature related to our business. It includes, among other things, confidential business processes, practices or results of operations, trade secrets, manufacturing techniques, research and development information, business plans or forecasts (including plans with respect to proposed acquisitions of other companies or their assets), customer lists or other sales data, personnel information, marketing
PAGE TWELVE

“responsibility, the high price of self-ownership.”
ELI SCHLEIFER
plans and information concerning any pending or threatened litigation or claims against our company. We also expect you to protect the confidentiality of any such information we may have about our customers, business partners, suppliers, distributors and others with whom we do business or with whom we have signed a confidentiality agreement.
You must never disclose confidential information to outsiders (including customers, suppliers or press representatives or on internet message boards) or even to other employees whose duties do not require them to have the information. You should use extreme caution when using email to transmit information which may contain our company trade secrets, business plans or any other confidential or proprietary information since email messages can easily be forwarded to other individuals.
Finally, you must not use confidential business information to advance your personal interests (or that of any third party) through investment activities or otherwise.
OUR RESPONSIBILITIES TO EACH OTHER
Drug-Free Workplace
Our policy is to maintain a drug-free workplace. You must report to work free from the influence of any drugs or alcohol. You may not manufacture, distribute, sell or possess illegal drugs at any time on company premises. In addition, you may not use or be under the influence of illegal drugs or substances, or misuse legal drugs, at any time on company premises, while on company business or while driving vehicles owned, rented or leased by our company. We will require employees to submit to appropriate medical tests designed to detect the influence of drugs or alcohol from time to time to ensure compliance with this policy and with applicable law.
“better to keep yourself clean and bright; you are the window through which you must see the world.”
GEORGE BERNARD SHAW
Equal Opportunity
Our policy is to provide recruitment, hiring, training, compensation, transfer, promotion, termination and all other conditions of employment for all persons based on merit, qualifications and competency without discrimination on the basis of race, color, religion, sex, age, sexual orientation, national origin or ancestry, disability, medical condition, marital status, veteran status or any status protected by law and not listed here. Fulfillment of our commitment to equal employment opportunity requires action by all employees throughout our company. We all have a responsibility to promote equal employment opportunities.
Harassment
Our policy is to provide a work environment that is pleasant, professional and free from intimidation, hostility or other offenses which might interfere with work performance. We will
PAGE THIRTEEN

“responsibilities gravitate to the person who can shoulder them.”
TOM STOPPARD
not tolerate harassment of any sort — verbal, physical or visual — particularly against employees in protected classes. These classes include, but are not necessarily limited to, race, color, religion, sex, age, sexual orientation, national origin or ancestry, disability, medical condition, marital status, veteran status, or any other status protected by law and not listed here.
Workplace harassment can take many forms. It may be, but is not limited to, words, signs, offensive jokes, cartoons, pictures, posters, email jokes or statements, unwelcome invitations, pranks, intimidation, physical assaults or contact, or violence. Other prohibited conduct includes producing or distributing written or printed material of a harassing or offensive nature (including notes, photographs, cartoons or articles) and taking retaliatory action against an employee for discussing or making a harassment complaint.
Sexual harassment may include unwelcome sexual advances, requests for sexual favors, unwelcome physical contact, or other communications of a sexual nature when such conduct creates an offensive, hostile and intimidating working environment and prevents an individual from effectively performing the duties of his or her position. It also encompasses such conduct when it is made a term or condition of employment or compensation, either implicitly or explicitly or when an employment decision is based on an individual’s acceptance or rejection of such conduct. It is important to note that sexual harassment crosses age and gender boundaries and cannot be stereotyped.
Sexual harassment may exist on a continuum of behavior. Examples include: touching or grabbing a person’s body, particularly after that person has indicated that such physical contact is unwelcome; continuing to ask a person to socialize on-duty or off-duty when that person has indicated that he/she is not interested; displaying or transmitting sexually suggestive pictures, objects, cartoons or posters; writing sexually suggestive notes or letters referring to or identifying a person by a sexually provocative or derogatory name; telling sexual jokes or using sexually vulgar or explicit language; derogatory or provoking remarks about or relating to a person’s gender; or harassing acts or behavior directed against a person on the basis of his or her gender or sexual orientation.
“to educate a person in mind and not in morals is to educate a menace to society.”
THEODORE ROOSEVELT
Off-duty conduct which falls within any of the above categories can also fall within the definition of sexual harassment and can affect the work environment.
If you are harassed, we encourage you to complain directly to the harasser and make it clear that the harasser’s behavior is unacceptable, unwelcome and must stop immediately. However, it is not required that you do so. It is essential that you report the harassment to your supervisor, your local human resources manager or the Dean Foods Code of Ethics hotline. You will find information about how to contact the Dean Foods Code of Ethics hotline on page 18 of this booklet.
PAGE FOURTEEN

Privacy
It is our intention to take all reasonable steps to protect your personal information. At a minimum, it is our policy to comply with all laws that protect the privacy of your personal information, such as laws protecting your health information. Please remember, however, that all email messages and electronic records that you create or receive using our computer systems (including personal email messages) are company property. The practice of using passwords should not lead you to expect privacy with respect to messages or files sent, received or stored on any company computer systems. Also, you should be aware that email messages are retained indefinitely, even after you believe you have “deleted” them. Email messages and other electronic records are routinely accessed and read by authorized personnel and sometimes by persons outside our company.
Retaliation
We will not tolerate any retaliation or threat of retaliation against any person for refusing to violate this Code of Ethics or for reporting in good faith a known or suspected violation of this Code of Ethics. If you are aware of an incidence or threat of any such retaliation, you must report it to the Dean Foods Code of Ethics hotline immediately. You will find information about how to contact the Dean Foods Code of Ethics hotline on page 18 of this booklet.
Safety
Our policy is to provide a place of employment free from recognized hazards that could cause death or serious physical injury, and to comply with all occupational safety and health standards passed under applicable statutes. Among other things, these standards require workers to wear appropriate protection and to adhere to all company safety and hazardous material policies and practices, and further, require us to provide you with proper training and supervision, and to inform you of any toxic or hazardous substances in our workplaces. We expect you to comply with all safety requirements at our plants.
“what lies behind us and what lies before us are tiny matters compared to what lies within us.”
RALPH WALDO EMERSON
Violence in the Workplace
You must never commit or threaten to commit any violent act against a co-worker, applicant, customer, vendor or other person that you come into contact with in connection with company business. If you are subjected to or threatened with violence by a co-worker, customer, vendor or other person that you come into contact with in connection with company business or if you become aware that one of our employees has harmed or threatened any other employee, any person on our premises, any employee of a customer or vendor or any other business associate, you must report this information to your supervisor or manager, or to the Dean Foods Code of Ethics hotline, as soon as possible. (You will find information about how to contact the Dean Foods Code of Ethics hotline on page 18 of this booklet.) You should never assume that any threat is not serious. We also prohibit all employees and all other persons (other than law enforcement and authorized security personnel) from bringing firearms, ammunition, explosives, or other weapons of any kind onto company property at any time. Likewise, no employee should possess any firearm, explosive or any other weapon at any time while driving any company vehicle, or performing any other off-premises work for our company.
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HOW TO REPORT A VIOLATION OF THIS CODE OF ETHICS
“integrity is not a 90 percent thing, not a 95 percent thing; either you have it or you don’t.”
PETER SCOTESE
Reporting known or suspected violations of our Code of Ethics can be a sensitive issue. However, you must recognize that violations could have a profoundly adverse effect on our communities, our investors, our customers, our co-workers and on the livelihoods of all of us. Therefore, it is our policy that you must promptly report all violations (or suspected violations) of this Code of Ethics according to the reporting procedures described below. It is so important that you report known or suspected violations of this Code of Ethics that failure to report a known or suspected violation will be treated as a violation of this Code of Ethics. No disciplinary or other retaliatory action will be taken against any person as a result of reporting in good faith any known or suspected violation.
Every violation of this Code of Ethics will constitute a valid ground for dismissal of the person violating this Code of Ethics and could result in civil or criminal action against that person.
Reporting an Accounting Problem or a Violation of Law
If you are aware of or suspect a breach of this Code of Ethics that in anyway involves our company’s financial statements or accounting practices or any other violation of law, you must report it immediately to our General Counsel or to the Chairman of the Audit Committee of our Board of Directors by calling the Dean Foods Code of Ethics hotline at 888-332-3980.
“character is power.”
BOOKER T.WASHINGTON
Calls to the toll-free number listed above are answered by a third-party call center not affiliated with Dean Foods Company. The operator who answers your call will prepare a written report of your conversation, and forward it to the General Counsel of Dean Foods Company, unless you specifically ask the operator not to deliver the report to the General Counsel. The General Counsel will forward your report to any other person(s) you designate in your report. You should give the operator as much detail as possible about the facts surrounding your report or complaint. It will be helpful to us in our investigation of your report if you give your name to the operator; however, it is not necessary that you do so. You may make your report anonymously.
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Reporting Other Violations of This Code of Ethics
If you are aware of or suspect a violation of this Code of Ethics that does not involve our company’s financial accounting practices or any other violation of law, you may report it to your immediate supervisor or your local human resources manager. If you do not feel comfortable discussing the matter on a local level, you may report it to the Dean Foods Code of Ethics hotline at 888-332-3980. Calls to this toll-free number may be made anonymously.
no disciplinary or other retaliatory action will betaken against any person for reporting in good faith a known or suspected violation of this Code of Ethics.
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CONTACT INFORMATION

To...	You Should Contact...	At...

Report a problem with our accounting or a violation of law	The Dean Foods Code of Ethics Hotline	888-332-3980

Report harassment or any other violation of our Code of Ethics	Your Supervisor or Plant Mgr. or Your Local Human Resources Mgr. or The Dean Foods Code of Ethics Hotline	Your Location Your Location 888-332-3980

Ask about whether a particular action constitutes a violation of the Code of Ethics	Your Supervisor or Plant Mgr. or Your Local Human Resources Mgr. or The Dean Foods Code of Ethics Hotline	Your Location Your Location 888-332-3980

Forward a confirmation request received from the auditor of one of our customers or suppliers	For Dairy Group employees, the Dairy Group Chief Financial Officer	214-303-3543

	For Branded Products Group employees, the Branded Products Group Chief Financial Officer	214-303-3448

	For Specialty Foods Group employees, the Specialty Foods Group Chief Financial Officer	920-497-7131

	For White Wave employees, the White Wave Chief Financial Officer	720-565-2304

	For International employees, the Leche Celta Chief Financial Officer	34-981-432-750

Report an information request from a shareholder, securities analyst or media representative	Our Investor Relations Department	214-303-3438

Report a non-routine information request from or investigation by a governmental agency	Our General Counsel	214-303-3400
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COMPLIANCE CERTIFICATE
I hereby certify that:
•	I have received a copy of the Dean Foods Company Code of Ethics, and

•	I have read, understood and am in full compliance with all aspects of the Code.*

Signature:

Name Printed or Typed:

Position or Title:

Department Name/Number:

Date:

Operating Company and Location:
*	No provision of our Code of Ethics is intended to conflict with any agreement between any subsidiary of Dean Foods Company, on the one hand, and any labor union, on the other. If the terms of the Code of Ethics do conflict with any such agreement, the labor union agreement will prevail. In addition, no provision of the Code of Ethics is intended to change any work rule at any of these locations.

This Code of Ethics is in addition to the rules and policies of the operating division or subsidiary for which you work. See your human resources manager or your supervisor for a copy of those rules. Depending on your job description, you may be subject to further and more specific rules regarding one or more of the topics covered in this Code of Ethics. This Code of Ethics should not be construed as a contract of employment, and does not change any person’s status as an at-will employee.
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